Intox-Detox dba Food Funktions

PROFIT AND LOSS

January - December 2018

Unaudited

	TOTAL
Income	
QuickBooks Payments Sales	232.00
Sales	11,766.07
Sales of Product Income	7,607.57
Total Income	**$19,605.64**
GROSS PROFIT	**$19,605.64**
Expenses	
Advertising Promotional	7,061.41
Advertising/Marketing	51,802.27
Bank Charges	322.20
Business Development	5,062.55
Consulting Services	1,035.00
Customer Refund	241.00
Depreciation Expense	480.88
Dues & subscriptions	119.88
Imputed Interest On Andrew Bennett's Loan	630.67
Imputed Interest On Molly Lormel's Loan	9,788.02
Imputed Interst On Kelly Bennett's Loan	569.45
Insurance	17,413.43
Legal & Professional Fees	3,092.94
Licenses	143.75
Mileage	0.00
Office/General Administrative Expenses	3,825.93
Parking	147.65
Payroll Expenses	
Taxes	-143.75
Total Payroll Expenses	**-143.75**
Phone Exense	21.09
Promotional Meals	825.95
Purchases	0.00
QuickBooks Payments Fees	379.35
Sales Commission	82.60
Shipping, Freight & Delivery	1,514.49
Taxes Paid	143.75
Tolls	21.60
Travel	12,261.09
Travel Meals	632.11
Total Expenses	**$117,475.31**
NET OPERATING INCOME	**$ -97,869.67**
Other Expenses	
Other Miscellaneous Expense	339.48
Total Other Expenses	**$339.48**

	TOTAL
NET OTHER INCOME	$ -339.48
NET INCOME	$ -98,209.15